Exhibit 99.1

Secoo Announces Board Changes

BEIJING, December 28, 2021 -- Secoo Holding Limited (“Secoo” or the “Company”) (NASDAQ: SECO), Asia’s leading online integrated upscale products and services platform, today announced that its Board of Directors (the “Board”) has approved the appointment of Mr. Jianji Liu to the Board as an independent director and the resignation of each of Ms. Qi Zhu and Mr. Jian Wang from the post as a director of the Company, all effective December 28, 2021. Mr. Jianji Liu will also serve on the compensation committee as its chairman, the audit committee as its member and the nominating and corporate governance committee as its member, to replace Mr. Jian Wang’s positions on these committees of the Board.

Mr. Jianji Liu has served as the general manager of Shenzhen Jinxin Guotou Fund Management Co., Ltd since January 2018. From January 2015 to January 2018, Mr. Liu served as the general manager of Wumart Commercial Finance Co., Ltd. Prior to that, he served as a deputy general manager of China State Construction Finance Co., Ltd. from December 2010 to January 2015. From April 2001 to December 2010, Mr. Jianji Liu worked at China Automotive Finance Co., Ltd. with his last position as a deputy general manager. Prior to that, he worked at COSCO Group Finance Co., Ltd. with his last position as the manager of the financial planning department. Mr. Liu received a bachelor’s degree in finance from Zhengzhou University in June 1990 and a master’s degree in finance and banking from Graduate School of Chinese Academy of Social Sciences in March 1998. Mr. Liu enrolled in Finance EMBA program at Tsinghua PBC School of Finance in September 2014.

“We thank each of Ms. Qi Zhu and Mr. Jian Wang for the contribution to our Board during their respective tenures,” said Mr. Richard Rixue Li, Chairman and Chief Executive Officer of Secoo. “We are delighted and honored to welcome Mr. Jianji Liu to our Board. His wealth of experience spans over two decades in financial planning, asset management and strategic investment. I’m confident his broad-based expertise and strategic insights will add high value to our Board and our operations. We look forward to working with him as we further grow our business and maximize value for all Secoo stakeholders.”

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s leading online integrated upscale products and services platform. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 420,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Proposed Transaction, the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. For additional information on these and other important factors that could adversely affect the Company's business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

Secoo Holding Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Secoo Holding Limited undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 10 6588-0135
E-mail:  ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail:  Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail:  Secoo@tpg-ir.com

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